SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New well goes into operation in Sapinhoá field,

producing 33 thousand barrels per day

Rio de Janeiro, February 20th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that well 9-SPS-77, in Sapinhoá Field, in the Santos Basin Pre-Salt, went on stream last Tuesday, February 18th, 2014 at 5:15 pm. This well, which produces 33 thousand barrels per day (bpd), is interconnected to FPSO Cidade de São Paulo through a pioneering system. In this system, the ascending section of the production pipelines is supported by a submerged buoy, anchored in the seabed and floating at a depth of 240 meters. The well is located at a water depth of 2,118 meters.

In this position, the buoy, known as Buoyancy Supported Risers – BSR, is immune to the movements of the platform. This innovative concept enables the use, in some parts of the project, of rigid steel pipes (Steel Catenary Risers – SCRs) at ultra deep waters.

The buoy, which measures 40 x 52 meters and weighs 1,936 tons, is attached to the seabed by means of eight steel tendons of 1,828 meters each, connected to four stakes fixed in the seabed.

The company Subsea 7 built and installed the system. The installation of this buoy, which is capable of accommodating a total of three production wells and two injection wells, began in July 2013, and faced many challenges associated with meteorological conditions during winter and the innovativeness of the project.

After buoy installation was completed on December 25, 2013, rigid steel pipelines were installed by January 22, to interconnect the first two wells. The connection of well SPS-77 to the FPSO was completed on February 17, after the installation of the flexible pipelines and the opening of the well for production occurred on February 18.

The next production well is expected to be interconnected to FPSO Cidade de São Paulo by the end of the first quarter.

Three new buoys to come

This buoy is the first in a series of four to be installed in the Santos Basin pre-salt fields, two of which are for Sapinhoá Field (Sapinhoá Pilot Project - FPSO Cidade de São Paulo) and two for Lula Field (Lula Nordeste Pilot Project - FPSO Cidade de Paraty).

FPSO Cidade de São Paulo, whose processing capacity is 120,000 barrels of oil per day, has been in operation since January 5, 2013, with the start-up of well SPS-55 directly interconnected to the FPSO.

FPSO Cidade de Paraty, whose processing capacity is 120,000 barrels of oil per day, went into operation on June 6, 2013, with the production of well LL-11, also directly interconnected to the FPSO.

The second buoy, destined for Lula Field, was installed on February 7 and required less than one-third of the time spent in the first buoy, thanks to improvements introduced in the installation process. At this time, rigid steel pipelines are being connected to this buoy. Production is expected to start in the second quarter of 2014.

The third buoy, destined for Sapinhoá Field, has been at its permanent location since February 10, where connection to the foundations by means of steel tendons has already begun. Its installation will be concluded this quarter.

The fourth and last buoy, destined for Lula Field, is in sheltered waters in São Sebastião, ready to navigate to its final location. It is expected to leave in March 2014. Its installation will be concluded in the second quarter of 2014.

With the installation of the buoys and interconnection of the other wells, production through FPSOs Cidade de São Paulo and Cidade de Paraty will continue to rise gradually until peak production is reached, what is expected to happen this year.

Sapinhoá Field is operated by Petrobras (45%) in partnership with BG E&P Brasil Ltda (30%) and Repsol Sinopec Brasil S.A. (25%).

Lula Field is operated by Petrobras (65%) in partnership with BG E&P Brasil Ltda (25%) and Petrogal Brasil S.A. (10%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.